SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           UNICO AMERICAN CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    904607108
                                    ---------
                                 (CUSIP Number)

                                 Lester A. Aaron
                           Unico American Corporation
                             23251 Mulholland Drive
                        Woodland Hills, California 91364
                                 (818) 591-9800

                                 With a copy to:

                              Irwin G. Barnet, Esq.
                                 Reed Smith LLP
                       1901 Avenue of the Stars, Suite 700
                              Los Angeles, CA 90067
                              ---------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 15, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

-------------------                                           ------------------
CUSIP No. 904607108                   13D                     Page 2 of 13 Pages
-------------------                                           ------------------


---|----------------------------------------------------------------------------
 1 |  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
   |  (Entities Only)
   |  Erwin Cheldin
   |
---|----------------------------------------------------------------------------
 2 |  Check the Appropriate Box if a Member of a Group                 (a) |X|
   |  (See Instructions)                                               (b) |_|
   |
---|----------------------------------------------------------------------------
 3 |  SEC Use Only
   |
---|----------------------------------------------------------------------------
 4 |  Source of Funds (See Instructions) : OO
   |
---|----------------------------------------------------------------------------
 5 |  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
   |  or 2(e)
   |
---|----------------------------------------------------------------------------
 6 |  Citizenship or Place of Organization:  United States of America
   |
---|---------------|-----|------------------------------------------------------
Number of          |  7  | Sole Voting Power: 0
Shares             |-----|------------------------------------------------------
Beneficially       |  8  | Shared Voting Power: 2,800,298 shares of Common Stock
Owned by Each      |-----|------------------------------------------------------
Reporting Person   |  9  | Sole Dispositive Power: 2,334,550 shares of
                   |     | Common Stock
                   |-----|------------------------------------------------------
                   | 10  | Shared Dispositive Power: 0
---|----------------------------------------------------------------------------
11 |  Aggregate Amount Beneficially Owned by Each Reporting Person:
   |  2,800,298 shares of Common Stock
   |
---|----------------------------------------------------------------------------
12 |  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
   |  Instructions) |_|
   |
---|----------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11): 51.0%
   |
---|----------------------------------------------------------------------------
14 |  Type of Reporting Person (See Instructions):   IN
   |
---|----------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 904607108                   13D                     Page 3 of 13 Pages
-------------------                                           ------------------


---|----------------------------------------------------------------------------
 1 |  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
   |  (Entities Only)
   |  Cary L. Cheldin
   |
---|----------------------------------------------------------------------------
 2 |  Check the Appropriate Box if a Member of a Group                 (a) |X|
   |  (See Instructions)                                               (b) |_|
   |
---|----------------------------------------------------------------------------
 3 |  SEC Use Only
   |
---|----------------------------------------------------------------------------
 4 |  Source of Funds (See Instructions) : OO
   |
---|----------------------------------------------------------------------------
 5 |  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
   |  or 2(e)
   |
---|----------------------------------------------------------------------------
 6 |  Citizenship or Place of Organization:  United States of America
   |
---|---------------|-----|------------------------------------------------------
Number of          |  7  | Sole Voting Power: 0
Shares             |-----|------------------------------------------------------
Beneficially       |  8  | Shared Voting Power: 2,800,298 shares of Common Stock
Owned by Each      |-----|------------------------------------------------------
Reporting Person   |  9  | Sole Dispositive Power: 204,860 shares of
                   |     | Common Stock
                   |-----|------------------------------------------------------
                   | 10  | Shared Dispositive Power: 0
---|----------------------------------------------------------------------------
11 |  Aggregate Amount Beneficially Owned by Each Reporting Person:
   |  2,800,298 shares of Common Stock
   |
---|----------------------------------------------------------------------------
12 |  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
   |  Instructions) |_|
   |
---|----------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11): 51.0%
   |
---|----------------------------------------------------------------------------
14 |  Type of Reporting Person (See Instructions):   IN
   |
---|----------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 904607108                   13D                     Page 4 of 13 Pages
-------------------                                           ------------------


---|----------------------------------------------------------------------------
 1 |  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
   |  (Entities Only)
   |  Lester A. Aaron
   |
---|----------------------------------------------------------------------------
 2 |  Check the Appropriate Box if a Member of a Group                 (a) |X|
   |  (See Instructions)                                               (b) |_|
   |
---|----------------------------------------------------------------------------
 3 |  SEC Use Only
   |
---|----------------------------------------------------------------------------
 4 |  Source of Funds (See Instructions) : OO
   |
---|----------------------------------------------------------------------------
 5 |  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
   |  or 2(e)
   |
---|----------------------------------------------------------------------------
 6 |  Citizenship or Place of Organization:  United States of America
   |
---|---------------|-----|------------------------------------------------------
Number of          |  7  | Sole Voting Power: 0
Shares             |-----|------------------------------------------------------
Beneficially       |  8  | Shared Voting Power: 2,800,298 shares of Common Stock
Owned by Each      |-----|------------------------------------------------------
Reporting Person   |  9  | Sole Dispositive Power: 150,171 shares of
                   |     | Common Stock
                   |-----|------------------------------------------------------
                   | 10  | Shared Dispositive Power: 0
---|----------------------------------------------------------------------------
11 |  Aggregate Amount Beneficially Owned by Each Reporting Person:
   |  2,800,298 shares of Common Stock
   |
---|----------------------------------------------------------------------------
12 |  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
   |  Instructions) |_|
   |
---|----------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11): 51.0%
   |
---|----------------------------------------------------------------------------
14 |  Type of Reporting Person (See Instructions):   IN
   |
---|----------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 904607108                   13D                     Page 5 of 13 Pages
-------------------                                           ------------------


---|----------------------------------------------------------------------------
 1 |  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
   |  (Entities Only)
   |  George C. Gilpatrick
   |
---|----------------------------------------------------------------------------
 2 |  Check the Appropriate Box if a Member of a Group                 (a) |X|
   |  (See Instructions)                                               (b) |_|
   |
---|----------------------------------------------------------------------------
 3 |  SEC Use Only
   |
---|----------------------------------------------------------------------------
 4 |  Source of Funds (See Instructions) : OO
   |
---|----------------------------------------------------------------------------
 5 |  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
   |  or 2(e)
   |
---|----------------------------------------------------------------------------
 6 |  Citizenship or Place of Organization:  United States of America
   |
---|---------------|-----|------------------------------------------------------
Number of          |  7  | Sole Voting Power: 0
Shares             |-----|------------------------------------------------------
Beneficially       |  8  | Shared Voting Power: 2,800,298 shares of Common Stock
Owned by Each      |-----|------------------------------------------------------
Reporting Person   |  9  | Sole Dispositive Power: 110,717 shares of
                   |     | Common Stock
                   |-----|------------------------------------------------------
                   | 10  | Shared Dispositive Power: 0
---|----------------------------------------------------------------------------
11 |  Aggregate Amount Beneficially Owned by Each Reporting Person:
   |  2,800,298 shares of Common Stock
   |
---|----------------------------------------------------------------------------
12 |  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
   |  Instructions) |_|
   |
---|----------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11): 51.0%
   |
---|----------------------------------------------------------------------------
14 |  Type of Reporting Person (See Instructions):   IN
   |
---|----------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------
The class of equity securities to which this statement relates is the Common Stock, no par value, of Unico American Corporation, a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 23251 Mulholland Drive, Woodland Hills, California 91364.


Item 2.  Identity and Background.
         -----------------------
All of the members of the group that are filing this Schedule 13D (the "Group") are employed by the Issuer. The Issuer is an insurance holding company that underwrites property and casualty insurance through its insurance company subsidiary; provides property, casualty, health and life insurance through its agency subsidiaries; and provides insurance premium financing, claim administration services, and membership association services through its other subsidiaries.

During the last five years, none of the Group members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of such members been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation respect to such laws.

All of the Group members are citizens of the United States of America.

The identity of and certain other information regarding the Group members are as follows:

     (a) Erwin Cheldin whose business address is 23251 Mulholland Drive, Woodland Hills, California 91364. Erwin Cheldin's present principal employment is as Chairman of the Board, President and Chief Executive Officer on the Issuer.

     (b) Cary L. Cheldin whose business address is 23251 Mulholland Drive, Woodland Hills, California 91364. Cary Cheldin's present principal employment is as Executive Vice President of the Issuer. He also serves on the Board of Directors of Issuer.

     (c) Lester A. Aaron whose business address is 23251 Mulholland Drive, Woodland Hills, California 91364. Mr. Aaron's present principal employment is as Treasurer and Chief Financial Officer of the Issuer. He also serves on the Board of Directors of Issuer.

     (d) George C. Gilpatrick whose business address is 23251 Mulholland Drive, Woodland Hills, California 91364. Mr. Gilpatrick's present principal employment is as Vice President and Secretary of the Issuer. He also serves on the Board of Directors of Issuer.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------
         Not applicable.


Item 4.  Purpose of Transaction.
         ----------------------
This Schedule 13D is being filed to report the execution of a voting agreement among the Group members rather than the acquisition of securities of the Issuer. See item 6 below for a description of such voting agreement and the terms thereof.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
     (a) Each of the members of the Group is deemed to beneficially own 2,800,298 shares of the Issuer's Common Stock, representing 51.0% of the issued and outstanding shares of the Common Stock of the Issuer (based on an aggregate of 5,489,815 shares of Common Stock issued and outstanding).

     (b) The Group members share voting power as to an aggregate of 2,800,298 shares of the Issuer's Common Stock pursuant to the terms of a voting agreement described in item 6 below and do not have sole voting power over any shares of the Issuer's Common Stock. The Group members do not share dispositive power over any shares of the Issuer's Common Stock. The following table sets forth for each of the Group members the number of shares of the Issuer's Common Stock as to which each such member has sole dispositive power and the percentage thereof (based on an aggregate of 5,489,815 shares of Common Stock issued and outstanding):

                         Number of Shares as to        Percentage of Common
                            Which Member has             Stock Issued and
Group Member             Sole Dispositive Power            Outatanding
------------             ----------------------            -----------
Erwin Cheldin                  2,334,550                      42.5%
Cary L. Cheldin                  204,860                       3.7%
Lester A. Aaron                  150,171                       2.7%
George C. Gilpatrick             110,717                       2.0%

     (c) None of the Group members has had any transactions in the Common Stock of the Issuer during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         --------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------
The Group members constitute all of the parties to a Voting Agreement, dated as of April 15, 2004. The agreement provides that each of the Group members will vote or act with respect to his shares of the Issuer's Common Stock so as to elect each of the Group members to the Board of Directors of the Issuer. The agreement further provides that each of the Group members will vote or act with respect to their shares (affirmatively or negatively), as the Group members may mutually agree, on any matter to be voted upon at any stockholder meeting of the Issuer or otherwise acted upon by the stockholders of the Issuer, including without limitation the election of persons other than the Group members to the Board of Directors. The agreement automatically terminates at the earlier of (i) such time as the Group members, in the aggregate, own less than 50% of the total number of outstanding shares of Common Stock of the Issuer and (ii) fifteen (15) years from the date of the agreement. Provisions of the agreement may be waived or amended only with the unanimous approval of the Group members.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------
     A. Agreement of the Group members to file jointly.

     B. Voting Agreement, dated as of April 15, 2004, by and among the Group members.

                                    SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2004

                                            /s/  Erwin Cheldin
                                            ------------------
                                            Erwin Cheldin


                                            /s/  Cary L. Cheldin
                                            --------------------
                                            Cary L. Cheldin


                                            /s/  Lester A. Aaron
                                            --------------------
                                            Lester A. Aaron


                                            /s/  George C. Gilpatrick
                                            -------------------------
                                            George C. Gilpatrick

                                  EXHIBIT LIST
                                  ------------

A. Agreement of the Group members to file jointly.

B. Voting Agreement, dated as of April 15, 2004, by and among the members of the group.

                                                                       EXHIBIT A
                                                                       ---------

                                    AGREEMENT

         The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Common Stock of Unico American Corporation.

Dated:  April 15, 2004


                                            /s/  Erwin Cheldin
                                            ------------------
                                            Erwin Cheldin


                                            /s/  Cary L. Cheldin
                                            --------------------
                                            Cary L. Cheldin


                                            /s/  Lester A. Aaron
                                            --------------------
                                            Lester A. Aaron


                                            /s/  George C. Gilpatrick
                                            -------------------------
                                            George C. Gilpatrick

                                                                       EXHIBIT B
                                                                       ---------

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (the "Agreement") is made as of this 15 day of April, 2004 by and among Erwin Cheldin ("Erwin"), Cary L. Cheldin ("Cary"), Lester A. Aaron ("Lester") and George C. Gilpatrick ("George") (Erwin, Cary, Lester and George are sometimes referred to herein as the "Stockholders").

                                    RECITALS

     Erwin, Cary, Lester and George desire to enter into this Agreement for the purpose of setting forth the terms and conditions pursuant to which the Stockholders shall vote their shares of the Common Stock of Unico American Corporation, a Nevada corporation (the "Company") in respect of corporate actions of the Company.

                                    AGREEMENT

     NOW, THEREFORE, the parties hereby agree as follows:

     1. Board Representation. Each of the Stockholders agrees to vote or act with respect to his shares of the Common Stock of the Company so as to elect Erwin, Cary, Lester and George to each be a member of the Board of Directors of the Company (the "Board").

     2. Stockholder Votes. Each of the Stockholders hereby agree to vote or act with respect to his shares (affirmatively or negatively), as shall be mutually agreed upon by and among the Stockholders, on any matter to be voted upon at any stockholder meeting of the Company or otherwise acted upon by the stockholders of the Company, including, without limitation, subject to Section 1 hereof, the election of persons to the Board.

     3. Termination. This Agreement shall automatically terminate at the earlier of (i) such time as the Stockholders, in the aggregate, own less than 50% of the total number of outstanding shares of Common Stock of the Company and (ii) fifteen (15) years from the date hereof.

     4. Amendment; Waivers. Any term hereof may be amended or waived with the written consent of all of the parties hereto. Any amendment or waiver effected in accordance with this Section 4 shall be binding upon the parties hereto and each of their respective successors and assigns.

     5. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed sufficient on the date of delivery, when delivered personally or by overnight courier or sent by telegram or fax, or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address as set forth below or as subsequently modified by written notice.

                                       A1

     6. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded; and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

     7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

     8. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     9. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first written above.


"Erwin"                                      "Lester"

/s/  Erwin Cheldin                           /s/  Lester A. Aaron
------------------                           --------------------
Erwin Cheldin                                Lester A. Aaron

Address:  23251 Mulholland Drive             Address:  23251 Mulholland Drive
          Woodland Hills, CA  91364                    Woodland Hills, CA  91364


"Cary"                                       "George"

/s/  Cary L.Cheldin                          /s/  George C. Gilpatrick
-------------------                          -------------------------
Cary L. Cheldin                              George C. Gilpatrick

Address:  23251 Mulholland Drive             Address:  23251 Mulholland Drive
          Woodland Hills, CA  91364          Woodland Hills, CA  91364


                                       A2